SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS


Date of Designation Pursuant to Section 14(f) of the Securities Exchange Act of 1934: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.


Commission File number: 000-31553


                              HOUSTON OPERATING CO.
                              ---------------------
             (Exact name of registrant as specified in its charter)


DELAWARE                                                 76-0307819
--------                                                 ----------
(State or Other Jurisdiction                          (I.R.S. Employer
of incorporation or organization)                     Identification Number)


67 Federal Road, Building A, Suite 300, Brookfield, CT 06804
------------------------------------------------------------
(Address of principal Executive Offices Zip Code)


Registrant's telephone number, including area code: (203) 775-1178

                            HOUSTON OPERATING COMPANY
                                 67 Federal Road
                                   Building A
                                    Suite 300
                              Brookfield, CT 06804
                                 (203) 775-1178

                                    ---------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 15, 2004, to holders of record on December 15, 2004, of shares of Common Stock ("Common Stock") of Houston Operating Company, a Delaware corporation (the "Company") in connection with an anticipated change in members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder by the Securities and Exchange Commission (the "SEC").

     On December 9, 2004, the shareholders (collectively, the "Shareholders") of NetFabric Corporation ("NetFabric") and NetFabric entered into an Exchange Agreement (the "Exchange Agreement") with the Company, pursuant to which the Shareholders exchanged all of their shares of the common stock of NetFabric for an aggregate of 32,137,032 shares of the common stock of the Company representing control of the Company (the "Control Shares"), with the result being that NetFabric will become a wholly-owned subsidiary of the Company.

     WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     As a result of the closing of the Exchange Agreement (the "Closing"), which took place on December 9, 2004, the current directors of the Company will resign, and persons designated by NetFabric will be appointed as the new directors of the Company effective 10 days after the mailing of this Information Statement. Effective immediately upon the Closing the officers of the Company resigned and the officers of NetFabric became the officers of the Company.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the issuance of the Control Shares, and is provided for information purposes only. You are urged to read this

Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE STOCK EXCHANGE

     Under the terms of the Exchange Agreement, the Shareholders shall receive the Control Shares; in exchange, the Company shall receive shares of NetFabric representing all of the outstanding common stock of NetFabric. No Shareholder shall have any right to receive fractional Control Shares but any fractional share shall be rounded to the nearest whole Control Share. In addition, the Company shall reserve (i) a total of 6,097,796 shares of common stock to support the exercise of options and warrants in the Company in exchange for 1,850,000 of existing options and warrants in NetFabric; and (ii) a total of 2,000,000 shares of common stock for issuance in connection with the conversion of existing bridge loans owed by NetFabric. As part of the Closing, Littlehampton Investments, LLC and the Company will cancel a total of 6,030,000 shares of common stock held by Littlehampton Investments, LLC. The issuance of the Control Shares will not be registered under the Securities Act of 1933, as amended (the "Act"), but will be made in reliance upon an exemption from the Act's registration requirements.

INFORMATION CONCERNING THE COMPANY

BUSINESS

     Information concerning the business of the Company and its results of operations and financial condition are incorporated by reference to its report on Form 8-K, as filed with the Securities and Exchange Commission (the "SEC" or the "Commission") on December 15, 2004, and available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

     The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed with the Commission and available electronically on EDGAR at www.sec.gov.

     COMMON STOCK.

     General. The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001. As of December 9, 2004, there were 38,652,204 common shares issued and outstanding. All shares of common stock outstanding are validly issued and non-assessable.

     Voting Rights. Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of the Company's directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

     Dividend Policy. All shares of common stock are entitled to participate proportionally in dividends if the Board of Directors declares them out of the funds legally available and subordinate to the rights, if any, of the holders of outstanding shares of preferred stock. These dividends may be paid in cash, property or additional shares of common stock. The Company has not paid any dividends since inception and presently anticipates that all earnings, if any, will be retained for development of its business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, the Company's future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

     Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

     PREFERRED STOCK.

     General. The Board of Directors of the Company is authorized to provide for the issuance of 10,000,000 shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each of these series, and to fix the designation, powers, preferences and rights of the shares of each of these series and the qualifications, limitations or restrictions applicable to each series without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock or adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block a business combination transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the Company's stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. At present, the Board of Directors does not intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules. The Company has no present plans to issue any preferred stock.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

     The following tables set forth the beneficial ownership of the Company prior to and immediately following the Closing:

STOCKHOLDINGS PRIOR TO AND FOLLOWING THE CLOSING

     The following table sets forth, as of the date of this Information
Statement: (i) the stock ownership of each executive officer and director of the Company, all directors and executive officers as a group, and each person known by the Company to be a beneficial owner of more than five percent of its issued and outstanding Common Stock prior to the Closing, and (ii) the name and address of every person who, following the Closing, will be a director or executive officer of the Company, such directors and executive officers as a group, and other persons who will, to the Company's knowledge, own of record or beneficially more than five percent of its issued and outstanding Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares. Except as otherwise noted, no person listed below has any options, warrants, or other rights to acquire additional securities of the Company.

Name and Address of Beneficial Owner     Amount of Beneficial       Amount of Beneficial     Percentage of Class
                                         Ownership Pre-Closing     Ownership Post-Closing        Post-Closing

Jeffrey Robinson                                  --                   14,832,476                  38.37%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Fred Nazem                                        --                   14,832,477(1)               38.37%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Walter Carozza                                    --                      824,026(2)                1.68%
c/o NetFabric Corporation
67 Federal Road


                                       4


Building A, Suite 300
Brookfield, CT  06804

Philip Barak                                      --                      247,208(3)                 .64%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Victoria Desidero                                 --                       98,883(4)                0.26%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Charlotte G. Denenberg                            --                         --                       --%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Richard Howard                                    --                         --                       --%
c/o NetFabric Corporation
67 Federal Road
Building A, Suite 300
Brookfield, CT  06804

Littlehampton Investments, LLC                 7,030,000                1,000,000                    2.5%
(Beneficially Michael Millon)
1365 York Ave.  28B
New York, NY 10021

Wesley F. Whiting                                 --                         --                       --%
c/o Houston Operating Company
11145 West Rockland Drive
Littleton, CO 80127

Redgie Green                                      --                         --                       --%
c/o Houston Operating Company
11145 West Rockland Drive
Littleton, CO 80127

ALL DIRECTORS AND OFFICERS AS A WHOLE          7,030,000               16,002,593 (5)              41.40%

(1) Includes 6,592,212 shares held by the Fred F. Nazem Children's Trust, whose trustees are Alexander Nazem, Farhad Nazem and Soheyla Gharib .
(2) Includes 494,416 options at $0.152/share and 164,805 warrants at $0.152/share
(3) Includes 247,208 options at $0.152/share
(4) Includes 98,883 options at $0.152/share
(5) Does not include shares held by the Fred F. Nazem Children's Trust, or by Fred Nazem who resigned as the Chairman of the Board and the CEO of NetFabric effective November 30, 2004

     The Company is not aware of any material proceeding to which any of the above-named individuals (collectively, the "Designees") is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the Designees has:

     (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC. During 2004, none of the above persons failed to comply on a timely basis with Section 16(a). In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Closing, the Designees each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Within 60 days following the Closing of the acquisition, the Company intends to enter into a consulting agreement with Fred Nazem, the former CEO and Chairman of the Board of NetFabric and a major shareholder of the Company. The terms of that agreement have not yet been negotiated with Mr. Nazem.

MANAGEMENT OF THE COMPANY

CURRENT BOARD OF DIRECTORS AND MANAGEMENT

     The Company's Bylaws provide that it shall have a minimum of one director on the board at any time. Vacancies are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to Closing are as follows:

Name                            Age                    Positions Held

Redgie Green                    51                  Secretary and Director

Wesley F. Whiting               73                  President and Director

The above-named directors will serve as the directors until their resignations take effect 10 days following the mailing of this Information Statement, at which time their successors will be appointed as described below.

REDGIE GREEN

     Mr. Green has been Secretary and Director of Dynadapt Systems, Inc. since 1998. Mr. Green has been co-owner and operator of Green's B&R Enterprises, a wholesale donut baker since 1983. He has been an active investor in small capital and high-tech ventures since 1987. Mr. Green was a director of Colorado Gold & Silver, Inc. in 2000. Mr. Green was elected a Director of Cheyenne Resources, Inc. in August 2004 and served until November 2004 when he resigned.

WESLEY F. WHITING

     Mr. Whiting was President, director, and Secretary of Berge Exploration, Inc. (1978-88) and President, Vice President, and director of NELX, Inc. (1994-98), and was Vice President and director of Intermountain Methane Corporation (1988-91), and President of Westwind Production, Inc. (1997-98). He was a director of Kimbell deCar Corporation from 1998, until 2000 and he has been President and a director of Dynadapt System, Inc. since 1998. He was a Director of Colorado Gold & Silver, Inc. from 1999 to 2000. He was President and director of Business Exchange Holding Corp. from 2000 to 2002 and Acquisition Lending, Inc. (2000-02). He was director and Vice President of Utilitec, Inc, 1999 to 2002, and has been Vice President and director of Agro Science, Inc. since 2001. He was President and director of Premium Enterprises, Inc. from October 2002 to December 31, 2002. He was appointed Director and Secretary of BSA SatelLINK, Inc. in 2002. He has been President and Director of Fayber Group, Inc. since 2003. He has also been Director of Life USA, Inc. since 2003.

     Following the Closing, the officers named above will have resigned as officers of the Company, and the new officers of the Company will be as set forth below. In addition, 10 days after mailing this Information Statement, the

Board of Directors of the Company will be comprised of Jeffrey Robinson, Charlotte Denenberg and Richard Howard.

     During the year ended December 31, 2004, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

COMMITTEES OF THE BOARD OF DIRECTORS

     Currently, the Company has no standing audit, nominating or compensation committees. It is contemplated that such committees will be formed after the Closing.

MANAGEMENT AND BOARD OF DIRECTORS AFTER THE CLOSING

     None of the Designees named below was an officer or Director of or holds any position with the Company, nor are they known to own any shares of the Company prior to Closing. The following identifies each of the Designees and executive officers of the Company who will take office at the Closing:

JEFFREY ROBINSON

     Mr. Robinson is a co-founder of NetFabric and has been the President and a member of the Board of Directors of NetFabric since December 2002. Mr. Robinson is an experienced entrepreneur and technologist. He was the CEO of IQ NetSolutions from June 1994 to July 2002, a company that created one of the first voice-over-packet systems with an emphasis on ease of installation. During the period from Oct 1987 to July 1994, he was the Chairman and CTO of Star Semiconductor, the company that created the world's first commercially available multi-processor DSP. During the period from Dec 1982 to Sept 1987, Mr. Robinson was the Director of VLSI at General DataComm, and an IC Design Manager at Texas Instruments. Mr. Robinson is the owner of over 30 patents. Mr. Robinson is a Director Designee and is the new Chairman of the Board and CEO of the Company.

RICHARD HOWARD

     Mr. Howard has been a Director of NetFabric since November 2004. He received a BS in Economics and Corporate Finance from the Wharton School at the University of Pennsylvania. Since 2003, he has been the Managing Director of BLH Strategies, a consulting firm that provides management services to companies and nonprofit organizations. From 1985 to 2003, he worked for Genesis Health Ventures, Inc. At various times during his seventeen years with Genesis he served as Vice Chairman, President and Chief Operating Officer. He also served as a member of the Board of Directors for all seventeen years. While he was with Genesis, the company grew from a private company operating twelve skilled nursing centers to a $2.5 billion publicly traded company employing over 45,000 people. Mr. Howard is a Director Designee.

CHARLOTTE DENENBERG

     Ms. Denenberg has been a Director of NetFabric since November 2004. She received a BA in Psychology and Mathematics with Highest Distinction, Phi Beta Kappa from Northwestern University, and an MS and a PhD in Mathematics from the Illinois Institute of Technology. For the past two years she has consulted to a variety of companies in the telecommunications industry. From 1998 to 2002, she worked for Metromedia Fiber Network Services, Inc. (MFN) as Vice President, Optical Infrastructure and as Vice President and Chief Technology Officer. Ms. Denenberg is a Director Designee.

WALTER CAROZZA

     Mr. Carozza has been the Chief Financial Officer of NetFabric since August 2004. Mr. Carozza received his BA and JD degrees from The University of Wisconsin. He is admitted to practice before the Court of International Trade, the U.S. Supreme Court, and the District of Columbia Court of Appeals. He is a member of the District of Columbia and Wisconsin Bars. For the past five years he has been employed as a Manager of the General Partner of East River Ventures, a venture capital firm based in New York City. Mr. Carozza is the new CFO of the Company.

PHILIP BARAK

     Mr. Barak has been the VP Finance of NetFabric since December 2002. He holds a BS in Accounting from Rider University and is a Certified Public Accountant and a member of the AICPA and NYSSCPA. For the past five years he has been employed as a General Partner and CFO of Nazem & Company, a venture capital firm founded in 1976. Mr. Barak is the new VP of Finance of the Company.

VICTORIA DESIDERO

     Ms. Desidero has been the VP Marketing of NetFabric since June 2004. For the past five years, she has been employed as VP Marketing for Merlot Communications. Ms. Desidero is the new VP of Marketing of the Company.

     None of the above Designees has received any compensation from the Company, and there have been no transactions between the Company and any of these Designees other than as set forth in this Information Statement.

INDEBTEDNESS OF MANAGEMENT

     None.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to all executive officers of NetFabric who were serving as of September 30, 2004, for services in all capacities. These officers and directors will hold identical salaries and option positions in the Company following the acquisition, except as set forth in the footnotes below.

                                         ANNUAL COMPENSATION                                LONG-TERM COMPENSATION

                                                                                  Awards              Payouts           Other
                                                                                                                      Compen-
                                                                                                                       sation
                                                                                                                          ($)
Name
And Principal          Year          Salary       Bonus       Other     Restricted     Securities          LTIP
Position               (1)              ($)         ($)      Annual          Stock    Under-lying       Payouts
                                                              Comp-         Awards       Options/           ($)
                                                           ensation            ($)            (#)
                                                                ($)

Fred Nazem             2004          175,000          0           0             0              0            0             0
Chief Executive
Officer (2)

Jeff Robinson          2004          175,000          0           0             0              0            0             0
President (3)

Walter Carozza,        2004           60,000          0           0             0        988,832            0             0
Chief Financial
Officer

Philip Barak,          2004                0          0           0             0        494,416            0             0
VP Finance

Victoria Desidero      2004          110,000          0           0             0        395,533            0             0
VP Marketing

William Meltzer        2004          120,000          0           0             0        164,805            0             0
Director, Software

Joseph Welfeld         2004          110,000          0           0             0        148,325            0             0
Senior Firmware
Engineer

Dominick Zumbo         2004          110,000          0           0             0        148,325            0             0
Director, Hardware

(1) No compensation was paid in 2003 by NetFabric.


                                       10


(2) Effective November 30, 2004 Fred Nazem resigned as Chairman and CEO of NetFabric. He will not be an officer or Director of the Company.
(3) Effective November 30, 2004 Jeff Robinson was elected Chairman of the Board and appointed CEO of NetFabric, and he will hold those identical positions in the Company.

EMPLOYMENT AGREEMENTS

     None of the above individuals has an employment agreement with the Company. Jeff Robinson does not have any employment agreement with NetFabric. All other individuals above have limited employment agreements with NetFabric that stipulate amount of annual compensation, other employment benefits, and any participation in NetFabric's stock option plan. There are currently no agreements with NetFabric or the Company with regard to severance or non-competition.

OPTION GRANTS IN FISCAL YEAR 2004

     The following table sets forth the grant of stock options made as of September 30, 2004 to the persons named in the Summary Compensation Table:

Name                Number of Securities       % of Total Options            Exercise       Expiration Date
                              Underlying     Granted to Employees     Price per Share
                         Options Granted                in Fiscal
                                                           Period
Walter Carozza                   988,832                   34.68%              $0.152       January 1, 2014

Philip Barak                     494,416                   17.34%              $0.152       January 1, 2014

Victoria Desidero                395,533                   11.56%              $0.152         June 14, 2014

William Meltzer                  164,805                    5.78%              $0.152       January 1, 2014

Joseph Welfeld                   148,325                    5.20%              $0.152        April 26, 2014

Dominick Zumbo                   148,325                    5.20%              $0.152       August 16, 2004

LITIGATION

     None.

INDEMNIFICATION POLICY

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the sale of the Control Shares by the Company's stockholders. NO VOTE OR OTHER ACTION IS BEING REQUESTED OF THE COMPANY'S STOCKHOLDERS. THIS INFORMATION STATEMENT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.

     This Information Statement has been filed with the Commission and is available electronically on EDGAR at www.sec.gov.

                                           The Board of Directors

December 15, 2004
Brookfield, Connecticut